UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12289

Delaware	93-1920406
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares, Series 327 Class A Ordinary Shares, Series 330 Class A Ordinary Shares, Series 332 Class A Ordinary Shares, Series 334 Class A Ordinary Shares, Series 337 Class A Ordinary Shares, Series 349 Class A Ordinary Shares, Series 352 Class A Ordinary Shares, Series 355 Class A Ordinary Shares, Series 358 Class A Ordinary Shares, Series 369 Class A Ordinary Shares, Series 371 Class A Ordinary Shares, Series 384 Class A Ordinary Shares, Series 388 Class A Ordinary Shares, Series 390 Class A Ordinary Shares, Series 398 Class A Ordinary Shares, Series 400 Class A Ordinary Shares, Series 413 Class A Ordinary Shares, Series 414 Class A Ordinary Shares, Series 431 Class A Ordinary Shares, Series 432 Class A Ordinary Shares, Series 436 Class A Ordinary Shares, Series 447 Class A Ordinary Shares, Series 462 Class A Ordinary Shares, Series 464 Class A Ordinary Shares, Series 466 Class A Ordinary Shares, Series 468 Class A Ordinary Shares, Series 471 Class A Ordinary Shares, Series 474 Class A Ordinary Shares, Series 482 Class A Ordinary Shares, Series 484 Class A Ordinary Shares, Series 487 Class A Ordinary Shares, Series 490 Class A Ordinary Shares, Series 492 Class A Ordinary Shares, Series 493 Class A Ordinary Shares, Series 494 Class A Ordinary Shares, Series 511 Class A Ordinary Shares, Series 518 Class A Ordinary Shares, Series 519 Class A Ordinary Shares, Series 526 Class A Ordinary Shares, Series 529 Class A Ordinary Shares, Series 531 Class A Ordinary Shares, Series 532 Class A Ordinary Shares, Series 535 Class A Ordinary Shares, Series 538 Class A Ordinary Shares, Series 539 Class A Ordinary Shares, Series 540 Class A Ordinary Shares, Series 542 Class A Ordinary Shares, Series 543 Class A Ordinary Shares, Series 544 Class A Ordinary Shares, Series 545 Class A Ordinary Shares, Series 546 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 3, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on June 14, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about July 28, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2026, aggregate subscriptions of $47,633,380 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,381,669 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recognized at the time the SPC Preferred shares are issued, measured using the net asset value of the applicable segregated portfolio effective as of the quarter-end for which the fee is due and payable.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2026.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2026 and as of December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Assets
Cash, cash equivalents and restricted cash	$1,744,208	$3,507,005
Receivables	5,059,806	11,463
Prepaid expenses and other current assets	804,975	804,795
Total current assets	7,608,989	4,323,263
Investments in securities from affiliates	19,649,229	25,425,229
Property and equipment, net	267,696	364,415
Other assets	2,478,357	3,104,237
Total assets	$30,004,271	$33,217,144
Liabilities
Other current liabilities	$1,109,370	$1,124,383
Current portion of operating lease liability	1,255,003	1,227,927
Total current liabilities	2,364,373	2,352,310
Operating lease liability, net of current portion	539,292	1,173,636
Total liabilities	2,903,665	3,525,946
Member’s Equity	$27,100,606	$29,691,198
Total Member’s equity	$27,100,606	$29,691,198

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded primarily through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Typically, preferred equity interests earned are converted to ordinary equity interests prior to sale. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that the Administrator’s cash inflows will consistently exceed its costs in future fiscal periods. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series. Sales of Artwork by Masterworks affiliates, including the Company, have been slower than anticipated due primarily to weak macro conditions in the art market during recent fiscal periods.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales across the Masterworks platform and, by extension, capital formation for new Masterworks offerings. The Company did not complete a sale of the Artwork of any series during the six months ended June 30, 2026, and accordingly made no distributions to holders of Class A ordinary shares. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 3, LLC

Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the Periods January 1, 2026 Through June 30, 2026

and January 1, 2025 Through June 30, 2025

F-1

MASTERWORKS VAULT 3, LLC

Consolidated Balance Sheet

As of June 30, 2026

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$243
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	120	120	120	243
Artwork	3,441,000	750,000	777,000	1,471,000	1,010,000	1,138,000	3,867,000	1,227,000	1,951,000	1,279,000	1,499,000
Total Assets	$3,441,130	$750,130	$777,130	$1,471,130	$1,010,130	$1,138,130	$3,867,130	$1,227,120	$1,951,120	$1,279,120	$1,499,243

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	133
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	133
Total Liabilities	-	-	-	-	-	-	-	-	-	-	133

Members’ Equity:
Total Members’ Equity	3,441,130	750,130	777,130	1,471,130	1,010,130	1,138,130	3,867,130	1,227,120	1,951,120	1,279,120	1,499,110
Noncontrolling interests in consolidated subsidiary	74,220	26,320	33,080	47,340	20,384	36,451	116,380	27,109	43,401	25,460	34,847
Members’ Equity	3,366,910	723,810	744,050	1,423,790	989,746	1,101,679	3,750,750	1,200,011	1,907,719	1,253,660	1,464,263

Total Liabilities And Members’ Equity	$3,441,130	$750,130	$777,130	$1,471,130	$1,010,130	$1,138,130	$3,867,130	$1,227,120	$1,951,120	$1,279,120	$1,499,243

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$120	$120	$120	$120	$720	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	120	120	120	120	720	120	120	120
Artwork	999,000	794,000	999,000	1,027,000	2,886,000	2,681,000	445,000	1,540,000	299,000	1,681,000	399,000
Total Assets	$999,130	$794,130	$999,130	$1,027,120	$2,886,120	$2,681,120	$445,120	$1,540,720	$299,120	$1,681,120	$399,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	999,130	794,130	999,130	1,027,120	2,886,120	2,681,120	445,120	1,540,720	299,120	1,681,120	399,120
Noncontrolling interests in consolidated subsidiary	22,186	34,058	25,040	28,860	62,900	64,740	15,480	30,080	9,031	46,855	11,840
Members’ Equity	976,944	760,072	974,090	998,260	2,823,220	2,616,380	429,640	1,510,640	290,089	1,634,265	387,280

Total Liabilities And Members’ Equity	$999,130	$794,130	$999,130	$1,027,120	$2,886,120	$2,681,120	$445,120	$1,540,720	$299,120	$1,681,120	$399,120

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$770	$610	$110	$11,958	$110	$110	$110	$610	$7,790	$110
Receivable from Affiliates	-	100	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	870	610	110	11,958	110	110	110	610	7,790	110
Artwork	261,000	450,000	2,276,000	555,000	1,138,000	1,343,000	444,000	444,000	1,178,000	209,000	516,000
Total Assets	$261,120	$450,870	$2,276,610	$555,110	$1,149,958	$1,343,110	$444,110	$444,110	$1,178,610	$216,790	$516,110

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$760	$500	$-	$11,848	$-	$-	$-	$500	$7,680	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	21,420	80	-	-	5,300	-	-
Total Current Liabilities	-	760	500	-	33,268	80	-	-	5,800	7,680	-
Total Liabilities	-	760	500	-	33,268	80	-	-	5,800	7,680	-

Members’ Equity:
Total Members’ Equity	261,120	450,110	2,276,110	555,110	1,116,690	1,343,030	444,110	444,110	1,172,810	209,110	516,110
Noncontrolling interests in consolidated subsidiary	5,146	7,440	43,220	7,400	11,400	23,520	8,177	3,360	15,300	2,480	4,280
Members’ Equity	255,974	442,670	2,232,890	547,710	1,105,290	1,319,510	435,933	440,750	1,157,510	206,630	511,830

Total Liabilities And Members’ Equity	$261,120	$450,870	$2,276,610	$555,110	$1,149,958	$1,343,110	$444,110	$444,110	$1,178,610	$216,790	$516,110

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
ASSETS
Current Assets:
Cash and Cash Equivalents	$7,610	$330	$20,900	$3,360	$100	$600	$4,500	$-	$600	$114,900	$390,660
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	7,610	330	20,900	3,360	100	600	4,500	-	600	114,900	390,660
Artwork	389,000	496,000	3,333,000	423,000	425,000	341,000	1,454,000	255,000	516,000	-	-
Total Assets	$396,610	$496,330	$3,353,900	$426,360	$425,100	$341,600	$1,458,500	$255,000	$516,600	$114,900	$390,660

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$7,500	$220	$22,800	$3,260	$-	$500	$4,500	$-	$600	$114,900	$390,660
Amounts due to affiliate for purchase of artwork	2,760	-	-	-	-	-	(29,060)	-	-	-	-
Other amounts due to affiliates	39,000	-	1,678,760	273,420	20	5,540	38,900	8,200	2,100	-	-
Total Current Liabilities	49,260	220	1,701,560	276,680	20	6,040	14,340	8,200	2,700	114,900	390,660
Total Liabilities	49,260	220	1,701,560	276,680	20	6,040	14,340	8,200	2,700	114,900	390,660

Members’ Equity:
Total Members’ Equity	347,350	496,110	1,652,340	149,680	425,080	335,560	1,444,160	246,800	513,900	-	-
Noncontrolling interests in consolidated subsidiary	-	6,600	-	-	2,100	940	3,280	120	1,000	-	-
Members’ Equity	347,350	489,510	1,652,340	149,680	422,980	334,620	1,440,880	246,680	512,900	-	-

Total Liabilities And Members’ Equity	$396,610	$496,330	$3,353,900	$426,360	$425,100	$341,600	$1,458,500	$255,000	$516,600	$114,900	$390,660

F-5

Consolidated Balance Sheet

As of June 30, 2026

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$131,400	$-	$80,780	$39,420	$275,000	$28,120	$65,065	$800	$1,190,018
Receivable from Affiliates	-	-	-	-	-	-	-	-	100
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-
Total Current Assets	131,400	-	80,780	39,420	275,000	28,120	65,065	800	1,190,118
Artwork	-	144,000	-	-	-	-	-	-	48,750,000
Total Assets	$131,400	$144,000	$80,780	$39,420	$275,000	$28,120	$65,065	$800	$49,940,118

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$131,400	$-	$80,780	$39,420	$275,000	$28,120	$65,065	$800	$1,186,816
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	(26,300)
Other amounts due to affiliates	-	-	-	-	-	-	-	-	2,072,873
Total Current Liabilities	131,400	-	80,780	39,420	275,000	28,120	65,065	800	3,233,388
Total Liabilities	131,400	-	80,780	39,420	275,000	28,120	65,065	800	3,233,388

Members’ Equity:
Total Members’ Equity	-	144,000	-	-	-	-	-	-	46,706,730
Noncontrolling interests in consolidated subsidiary	-	40	-	-	-	-	-	-	981,864
Members’ Equity	-	143,960	-	-	-	-	-	-	45,724,866

Total Liabilities And Members’ Equity	$131,400	$144,000	$80,780	$39,420	$275,000	$28,120	$65,065	$800	$49,940,118

F-6

Consolidated Balance Sheet

As of December 31, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$243
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	130	130	130	130	120	120	120	243
Artwork	3,441,000	750,000	777,000	1,471,000	1,010,000	1,138,000	3,867,000	1,227,000	1,951,000	1,279,000	1,499,000
Total Assets	$3,441,130	$750,130	$777,130	$1,471,130	$1,010,130	$1,138,130	$3,867,130	$1,227,120	$1,951,120	$1,279,120	$1,499,243

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	133
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	133
Total Liabilities	-	-	-	-	-	-	-	-	-	-	133

Members’ Equity:
Total Members’ Equity	3,441,130	750,130	777,130	1,471,130	1,010,130	1,138,130	3,867,130	1,227,120	1,951,120	1,279,120	1,499,110
Noncontrolling interests in consolidated subsidiary	47,940	21,120	28,140	49,920	12,574	38,931	118,500	17,746	27,736	15,740	22,734
Members’ Equity	3,393,190	729,010	748,990	1,421,210	997,556	1,099,199	3,748,630	1,209,374	1,923,384	1,263,380	1,476,376

Total Liabilities And Members’ Equity	$3,441,130	$750,130	$777,130	$1,471,130	$1,010,130	$1,138,130	$3,867,130	$1,227,120	$1,951,120	$1,279,120	$1,499,243

F-7

Consolidated Balance Sheet

As of December 31, 2025

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	$130	$130	$120	$120	$120	$120	$720	$120	$120	$120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	130	130	130	120	120	120	120	720	120	120	120
Artwork	999,000	794,000	999,000	1,027,000	2,886,000	2,681,000	445,000	1,540,000	299,000	1,681,000	399,000
Total Assets	$999,130	$794,130	$999,130	$1,027,120	$2,886,120	$2,681,120	$445,120	$1,540,720	$299,120	$1,681,120	$399,120

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	200	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	200	-	-	-
Total Liabilities	-	-	-	-	-	-	-	200	-	-	-

Members’ Equity:
Total Members’ Equity	999,130	794,130	999,130	1,027,120	2,886,120	2,681,120	445,120	1,540,520	299,120	1,681,120	399,120
Noncontrolling interests in consolidated subsidiary	14,153	28,416	17,360	21,080	50,280	56,560	12,320	18,440	6,725	33,980	8,960
Members’ Equity	984,977	765,714	981,770	1,006,040	2,835,840	2,624,560	432,800	1,522,080	292,395	1,647,140	390,160

Total Liabilities And Members’ Equity	$999,130	$794,130	$999,130	$1,027,120	$2,886,120	$2,681,120	$445,120	$1,540,720	$299,120	$1,681,120	$399,120

F-8

Consolidated Balance Sheet

As of December 31, 2025

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	$770	$610	$20,150	$5,598	$110	$110	$110	$710	$7,790	$110
Receivable from Affiliates	-	100	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	870	610	20,150	5,598	110	110	110	710	7,790	110
Artwork	261,000	450,000	2,276,000	555,000	1,138,000	1,343,000	444,000	444,000	1,178,000	209,000	516,000
Total Assets	$261,120	$450,870	$2,276,610	$575,150	$1,143,598	$1,343,110	$444,110	$444,110	$1,178,710	$216,790	$516,110

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$760	$500	$20,040	$5,488	$-	$-	$-	$600	$7,680	$-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	300	2,500	140	33,180	5,620	-	21,700	11,700	6,160	5,000
Total Current Liabilities	-	1,060	3,000	20,180	38,668	5,620	-	21,700	12,300	13,840	5,000
Total Liabilities	-	1,060	3,000	20,180	38,668	5,620	-	21,700	12,300	13,840	5,000

Members’ Equity:
Total Members’ Equity	261,120	449,810	2,273,610	554,970	1,104,930	1,337,490	444,110	422,410	1,166,410	202,950	511,110
Noncontrolling interests in consolidated subsidiary	3,025	4,080	25,940	3,200	2,880	13,440	4,600	-	6,420	880	440
Members’ Equity	258,095	445,730	2,247,670	551,770	1,102,050	1,324,050	439,510	422,410	1,159,990	202,070	510,670

Total Liabilities And Members’ Equity	$261,120	$450,870	$2,276,610	$575,150	$1,143,598	$1,343,110	$444,110	$444,110	$1,178,710	$216,790	$516,110

F-9

Consolidated Balance Sheet

As of December 31, 2025

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	$330	$12,900	$100	$302,100	$100	$-	$-	$-	$-	$-
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	330	12,900	100	302,100	100	-	-	-	-	-
Artwork	389,000	496,000	3,333,000	-	-	-	-	-	-	-	-
Total Assets	$389,110	$496,330	$3,345,900	$100	$302,100	$100	$-	$-	$-	$-	$-

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$220	$12,800	$-	$302,000	$-	$-	$-	$-	$-	$-
Amounts due to affiliate for purchase of artwork	17,500	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	251,800	1,020	2,272,400	-	-	-	-	-	-	-	-
Total Current Liabilities	269,300	1,240	2,285,200	-	302,000	-	-	-	-	-	-
Total Liabilities	269,300	1,240	2,285,200	-	302,000	-	-	-	-	-	-

Members’ Equity:
Total Members’ Equity	119,810	495,090	1,060,700	100	100	100	-	-	-	-	-
Noncontrolling interests in consolidated subsidiary	-	2,880	-	-	-	-	-	-	-	-	-
Members’ Equity	119,810	492,210	1,060,700	100	100	100	-	-	-	-	-

Total Liabilities And Members’ Equity	$389,110	$496,330	$3,345,900	$100	$302,100	$100	$-	$-	$-	$-	$-

F-10

Consolidated Balance Sheet

As of December 31, 2025

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$355,292
Receivable from Affiliates	-	-	-	-	-	-	-	-	100
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-
Total Current Assets	-	-	-	-	-	-	-	-	355,392
Artwork	-	-	-	-	-	-	-	-	45,192,000
Total Assets	$-	$-	$-	$-	$-	$-	$-	$-	$45,547,392

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$350,089
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	17,500
Other amounts due to affiliates	-	-	-	-	-	-	-	-	2,611,853
Total Current Liabilities	-	-	-	-	-	-	-	-	2,979,442
Total Liabilities	-	-	-	-	-	-	-	-	2,979,442

Members’ Equity:
Total Members’ Equity	-	-	-	-	-	-	-	-	42,567,950
Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	-	737,141
Members’ Equity	-	-	-	-	-	-	-	-	41,830,809

Total Liabilities And Members’ Equity	$-	$-	$-	$-	$-	$-	$-	$-	$45,547,392
F-11

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	26,280	5,760	6,000	11,400	7,811	8,880	29,880	9,362	15,665	9,720	12,112
Total Expenses	26,280	5,760	6,000	11,400	7,811	8,880	29,880	9,362	15,665	9,720	12,112
Net Income/(Loss)	$(26,280)	$(5,760)	$(6,000)	$(11,400)	$(7,811)	$(8,880)	$(29,880)	$(9,362)	$(15,665)	$(9,720)	$(12,112)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.16)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	175,584	38,724	40,432	76,379	51,345	59,094	200,149	62,509	99,555	65,021	76,408
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-12

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	8,032	6,562	7,680	7,920	22,080	20,520	3,480	11,640	2,385	13,055	3,000
Total Expenses	8,032	6,562	7,680	7,920	22,080	20,520	3,480	11,640	2,385	13,055	3,000
Net Income/(Loss)	$(8,032)	$(6,562)	$(7,680)	$(7,920)	$(22,080)	$(20,520)	$(3,480)	$(11,640)	$(2,385)	$(13,055)	$(3,000)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	50,955	41,222	51,043	52,857	147,934	137,478	22,968	78,262	15,344	86,124	20,486
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-13

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,121	3,360	17,280	4,200	8,520	10,080	3,577	3,360	8,880	1,600	3,840
Total Expenses	2,121	3,360	17,280	4,200	8,520	10,080	3,577	3,360	8,880	1,600	3,840
Net Income/(Loss)	$(2,121)	$(3,360)	$(17,280)	$(4,200)	$(8,520)	$(10,080)	$(3,577)	$(3,360)	$(8,880)	$(1,600)	$(3,840)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	13,252	22,802	115,561	28,033	55,939	68,033	22,528	22,046	59,063	10,525	25,851
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-14

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	3,720	-	-	2,100	940	3,280	120	1,000	-	-
Total Expenses	-	3,720	-	-	2,100	940	3,280	120	1,000	-	-
Net Income/(Loss)	$-	$(3,720)	$-	$-	$(12,100)	$(940)	$(3,280)	$(120)	$(1,000)	$-	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.15)	$-	$-	$(0.79)	$(0.13)	$(0.13)	$(0.14)	$(0.10)	$-	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	14,950	25,053	71,749	3,049	15,353	6,993	24,405	887	9,568	-	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	-	-	-	-	-

F-15

Consolidated Income Statement

For the period from January 1, 2026 through June 30, 2026

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	40	-	-	-	-	-	-	327,243
Total Expenses	-	40	-	-	-	-	-	-	327,243
Net Income/(Loss)	$-	$(40)	$-	$-	$-	$-	$-	$-	$(337,243)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$(0.17)	$-	$-	$-	$-	$-	$-	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	239	-	-	-	-	-	-	2,265,748
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	39,000

F-16

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220
Total Expenses	25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220
Net Income/(Loss)	$(25,800)	$(5,640)	$(6,000)	$(11,280)	$(4,840)	$(8,640)	$(29,400)	$(8,460)	$(14,735)	$(6,140)	$(11,220)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.10)	$(0.15)	$(0.15)	$(0.14)	$(0.15)	$(0.10)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	172,672	38,157	39,832	75,248	48,333	58,223	197,195	61,019	97,687	61,552	74,743
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-17

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	7,440	6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000
Total Expenses	7,440	6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000
Net Income/(Loss)	$(7,440)	$(6,642)	$(7,440)	$(7,800)	$(21,720)	$(20,280)	$(3,360)	$(6,920)	$(2,346)	$(12,720)	$(3,000)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	$(0.16)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.15)	$(0.09)	$(0.16)	$(0.15)	$(0.15)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	50,151	40,610	49,876	52,073	145,751	135,443	22,628	73,436	15,116	84,849	20,186
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-18

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	1,000	720	8,900	-	-	3,360	1,240	-	-	-	-
Total Expenses	1,000	720	8,900	-	-	3,360	1,240	-	-	-	-
Net Income/(Loss)	$(1,000)	$(720)	$(8,900)	$-	$-	$(3,360)	$(1,240)	$-	$-	$-	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.08)	$(0.06)	$(0.14)	$-	$-	$(0.11)	$(0.15)	$-	$-	$-	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	12,604	11,426	64,068	14,620	-	31,537	8,309	800	7,762	1,389	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	580	1,000	-	492	376	182	155	221	-
F-19

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	-	-	-
Total Expenses	-	-	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
F-20

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	247,042
Total Expenses	-	-	-	-	-	-	-	-	247,042
Net Income/(Loss)	$-	$-	$-	$-	$-	$-	$-	$-	$(247,042)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	$-	$-	$-	$-	$-	$-	$-	$(0.14)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	1,767,292
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	27,006
F-21

Consolidated Statement of Members’ Equity

(Unaudited)

Series 325
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	165,925	$3,314,800	1,000	$100	$3,314,900	186	$3,720	$3,318,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	6,125	122,500	-	-	122,500	-	-	122,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,290	25,800	25,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(25,800)	-	-	(25,800)	-	-	(25,800)
Balance at June 30, 2025	172,050	$3,411,500	1,000	$100	$3,411,600	1,476	$29,520	$3,441,120

Balance at January 1, 2026	172,419	$3,393,090	1,000	$100	$3,393,190	2,397	$47,940	$3,441,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,314	26,280	26,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(26,280)	-	-	(26,280)	-	-	(26,280)
Balance at June 30, 2026	172,419	$3,366,810	1,000	$100	$3,366,910	3,711	$74,220	$3,441,130

Series 327
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	37,500	$740,180	1,000	$100	$740,280	492	$9,840	$750,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	282	5,640	5,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,640)	-	-	(5,640)	-	-	(5,640)
Balance at June 30, 2025	37,500	$734,540	1,000	$100	$734,640	774	$15,480	$750,120

Balance at January 1, 2026	37,500	$728,910	1,000	$100	$729,010	1,056	$21,120	$750,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	288	5,760	5,760
Shares exchanged	28	560	-	-	560	(28)	(560)	-
Net income/(loss)	-	(5,760)	-	-	(5,760)	-	-	(5,760)
Balance at June 30, 2026	37,528	$723,710	1,000	$100	$723,810	1,316	$26,320	$750,130

F-22

Series 330
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	38,850	$760,880	1,000	$100	$760,980	807	$16,140	$777,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2025	38,850	$754,880	1,000	$100	$754,980	1,107	$22,140	$777,120

Balance at January 1, 2026	38,850	$748,890	1,000	$100	$748,990	1,407	$28,140	$777,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	53	1,060	-	-	1,060	(53)	(1,060)	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2026	38,903	$743,950	1,000	$100	$744,050	1,654	$33,080	$777,130

Series 332
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	73,550	$1,443,660	1,000	$100	$1,443,760	1,368	$27,360	$1,471,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	564	11,280	11,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,280)	-	-	(11,280)	-	-	(11,280)
Balance at June 30, 2025	73,550	$1,432,380	1,000	$100	$1,432,480	1,932	$38,640	$1,471,120

Balance at January 1, 2026	73,550	$1,421,110	1,000	$100	$1,421,210	2,496	$49,920	$1,471,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	570	11,400	11,400
Shares exchanged	699	13,980	-	-	13,980	(699)	(13,980)	-
Net income/(loss)	-	(11,400)	-	-	(11,400)	-	-	(11,400)
Balance at June 30, 2026	74,249	$1,423,690	1,000	$100	$1,423,790	2,367	$47,340	$1,471,130

F-23

Series 334
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	33,475	$669,520	1,000	$100	$669,620	-	$-	$669,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,216	324,320	-	-	324,320	-	-	324,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	242	4,840	4,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,840)	-	-	(4,840)	-	-	(4,840)
Balance at June 30, 2025	49,691	$989,000	1,000	$100	$989,100	242	$4,840	$993,940

Balance at January 1, 2026	50,500	$997,456	1,000	$100	$997,556	620	$12,574	$1,010,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	384	7,811	7,811
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,811)	-	-	(7,811)	-	-	(7,811)
Balance at June 30, 2026	50,500	$989,646	1,000	$100	$989,746	1,004	$20,384	$1,010,130

Series 337
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	56,900	$1,116,369	1,000	$100	$1,116,469	1,070	$21,651	$1,138,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	432	8,640	8,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,640)	-	-	(8,640)	-	-	(8,640)
Balance at June 30, 2025	56,900	$1,107,729	1,000	$100	$1,107,829	1,502	$30,291	$1,138,120

Balance at January 1, 2026	56,900	$1,099,099	1,000	$100	$1,099,199	1,934	$38,931	$1,138,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	444	8,880	8,880
Shares exchanged	568	11,360	-	-	11,360	(568)	(11,360)	-
Net income/(loss)	-	(8,880)	-	-	(8,880)	-	-	(8,880)
Balance at June 30, 2026	57,468	$1,101,579	1,000	$100	$1,101,679	1,810	$36,451	$1,138,130

F-24

Series 349
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	193,350	$3,807,320	1,000	$100	$3,807,420	2,985	$59,700	$3,867,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,470	29,400	29,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(29,400)	-	-	(29,400)	-	-	(29,400)
Balance at June 30, 2025	193,350	$3,777,920	1,000	$100	$3,778,020	4,455	$89,100	$3,867,120

Balance at January 1, 2026	193,350	$3,748,530	1,000	$100	$3,748,630	5,925	$118,500	$3,867,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,494	29,880	29,880
Shares exchanged	1,600	32,000	-	-	32,000	(1,600)	(32,000)	-
Net income/(loss)	-	(29,880)	-	-	(29,880)	-	-	(29,880)
Balance at June 30, 2026	194,950	$3,750,650	1,000	$100	$3,750,750	5,819	$116,380	$3,867,130

Series 352
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	51,823	$1,036,470	1,000	$100	$1,036,570	-	$-	$1,036,570
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	9,527	190,540	-	-	190,540	-	-	190,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	423	8,460	8,460
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,460)	-	-	(8,460)	-	-	(8,460)
Balance at June 30, 2025	61,350	$1,218,550	1,000	$100	$1,218,650	423	$8,460	$1,227,110

Balance at January 1, 2026	61,350	$1,209,274	1,000	$100	$1,209,374	885	$17,746	$1,227,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	468	9,362	9,362
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,362)	-	-	(9,362)	-	-	(9,362)
Balance at June 30, 2026	61,350	$1,199,911	1,000	$100	$1,200,011	1,353	$27,109	$1,227,120

F-25

Series 355
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	94,534	$1,888,570	1,000	$100	$1,888,670	106	$2,120	$1,890,790
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,016	60,320	-	-	60,320	-	-	60,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	732	14,735	14,735
Shares exchanged	26	520	-	-	520	(26)	(520)	-
Net income/(loss)	-	(14,735)	-	-	(14,735)	-	-	(14,735)
Balance at June 30, 2025	97,576	$1,934,675	1,000	$100	$1,934,775	812	$16,335	$1,951,110

Balance at January 1, 2026	97,759	$1,923,284	1,000	$100	$1,923,384	1,361	$27,736	$1,951,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	744	15,665	15,665
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(15,665)	-	-	(15,665)	-	-	(15,665)
Balance at June 30, 2026	97,759	$1,907,619	1,000	$100	$1,907,719	2,105	$43,401	$1,951,120

Series 358
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	44,815	$896,310	1,000	$100	$896,410	-	$-	$896,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	19,135	382,700	-	-	382,700	-	-	382,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	307	6,140	6,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,140)	-	-	(6,140)	-	-	(6,140)
Balance at June 30, 2025	63,950	$1,272,870	1,000	$100	$1,272,970	307	$6,140	$1,279,110

Balance at January 1, 2026	63,950	$1,263,280	1,000	$100	$1,263,380	787	$15,740	$1,279,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	486	9,720	9,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,720)	-	-	(9,720)	-	-	(9,720)
Balance at June 30, 2026	63,950	$1,253,560	1,000	$100	$1,253,660	1,273	$25,460	$1,279,120

F-26

Series 369
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	74,950	1,499,000	-	-	1,499,000	-	-	1,499,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	561	11,220	11,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,220)	-	-	(11,220)	-	-	(11,220)
Balance at June 30, 2025	74,950	$1,487,780	1,000	$100	$1,487,880	561	$11,220	$1,499,100

Balance at January 1, 2026	74,950	$1,476,276	1,000	$100	$1,476,376	1,125	$22,734	$1,499,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	570	12,112	12,112
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,112)	-	-	(12,112)	-	-	(12,112)
Balance at June 30, 2026	74,950	$1,464,163	1,000	$100	$1,464,263	1,695	$34,847	$1,499,110

Series 371
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	48,630	$971,820	1,000	$100	$971,920	40	$800	$972,720
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,320	26,400	-	-	26,400	-	-	26,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	372	7,440	7,440
Shares exchanged	9	180	-	-	180	(9)	(180)	-
Net income/(loss)	-	(7,440)	-	-	(7,440)	-	-	(7,440)
Balance at June 30, 2025	49,959	$990,960	1,000	$100	$991,060	403	$8,060	$999,120

Balance at January 1, 2026	50,052	$984,877	1,000	$100	$984,977	682	$14,153	$999,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	378	8,032	8,032
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,032)	-	-	(8,032)	-	-	(8,032)
Balance at June 30, 2026	50,052	$976,844	1,000	$100	$976,944	1,060	$22,186	$999,130

F-27

Series 384
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	39,700	$778,848	1,000	$100	$778,948	731	$15,172	$794,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	306	6,642	6,642
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,642)	-	-	(6,642)	-	-	(6,642)
Balance at June 30, 2025	39,700	$772,206	1,000	$100	$772,306	1,037	$21,814	$794,120

Balance at January 1, 2026	39,700	$765,614	1,000	$100	$765,714	1,343	$28,416	$794,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	306	6,562	6,562
Shares exchanged	46	920	-	-	920	(46)	(920)	-
Net income/(loss)	-	(6,562)	-	-	(6,562)	-	-	(6,562)
Balance at June 30, 2026	39,746	$759,972	1,000	$100	$760,072	1,603	$34,058	$794,130

Series 388
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	49,275	$983,040	1,000	$100	$983,140	124	$2,480	$985,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	551	11,020	-	-	11,020	-	-	11,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	372	7,440	7,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,440)	-	-	(7,440)	-	-	(7,440)
Balance at June 30, 2025	49,826	$986,620	1,000	$100	$986,720	496	$9,920	$996,640

Balance at January 1, 2026	49,950	$981,670	1,000	$100	$981,770	868	$17,360	$999,130
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	384	7,680	7,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,680)	-	-	(7,680)	-	-	(7,680)
Balance at June 30, 2026	49,950	$973,990	1,000	$100	$974,090	1,252	$25,040	$999,130

F-28

Series 390
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	51,350	$1,017,110	1,000	$100	$1,017,210	495	$9,900	$1,027,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	390	7,800	7,800
Shares exchanged	124	2,480	-	-	2,480	(124)	(2,480)	-
Net income/(loss)	-	(7,800)	-	-	(7,800)	-	-	(7,800)
Balance at June 30, 2025	51,474	$1,011,790	1,000	$100	$1,011,890	761	$15,220	$1,027,110

Balance at January 1, 2026	51,571	$1,005,940	1,000	$100	$1,006,040	1,054	$21,080	$1,027,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	396	7,920	7,920
Shares exchanged	7	140	-	-	140	(7)	(140)	-
Net income/(loss)	-	(7,920)	-	-	(7,920)	-	-	(7,920)
Balance at June 30, 2026	51,578	$998,160	1,000	$100	$998,260	1,443	$28,860	$1,027,120

Series 398
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	144,300	$2,869,690	1,000	$100	$2,869,790	816	$16,320	$2,886,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,086	21,720	21,720
Shares exchanged	203	4,060	-	-	4,060	(203)	(4,060)	-
Net income/(loss)	-	(21,720)	-	-	(21,720)	-	-	(21,720)
Balance at June 30, 2025	144,503	$2,852,030	1,000	$100	$2,852,130	1,699	$33,980	$2,886,110

Balance at January 1, 2026	144,774	$2,835,740	1,000	$100	$2,835,840	2,514	$50,280	$2,886,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,104	22,080	22,080
Shares exchanged	473	9,460	-	-	9,460	(473)	(9,460)	-
Net income/(loss)	-	(22,080)	-	-	(22,080)	-	-	(22,080)
Balance at June 30, 2026	145,247	$2,823,120	1,000	$100	$2,823,220	3,145	$62,900	$2,886,120

F-29

Series 400
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	134,050	$2,665,010	1,000	$100	$2,665,110	800	$16,000	$2,681,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,014	20,280	20,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(20,280)	-	-	(20,280)	-	-	(20,280)
Balance at June 30, 2025	134,050	$2,644,730	1,000	$100	$2,644,830	1,814	$36,280	$2,681,110

Balance at January 1, 2026	134,050	$2,624,460	1,000	$100	$2,624,560	2,828	$56,560	$2,681,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,026	20,520	20,520
Shares exchanged	617	12,340	-	-	12,340	(617)	(12,340)	-
Net income/(loss)	-	(20,520)	-	-	(20,520)	-	-	(20,520)
Balance at June 30, 2026	134,667	$2,616,280	1,000	$100	$2,616,380	3,237	$64,740	$2,681,120

Series 413
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	22,250	$439,410	1,000	$100	$439,510	280	$5,600	$445,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2025	22,250	$436,050	1,000	$100	$436,150	448	$8,960	$445,110

Balance at January 1, 2026	22,250	$432,700	1,000	$100	$432,800	616	$12,320	$445,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	174	3,480	3,480
Shares exchanged	16	320	-	-	320	(16)	(320)	-
Net income/(loss)	-	(3,480)	-	-	(3,480)	-	-	(3,480)
Balance at June 30, 2026	22,266	$429,540	1,000	$100	$429,640	774	$15,480	$445,120

F-30

Series 414
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	59,461	$1,189,230	1,000	$100	$1,189,330	-	$-	$1,189,330
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,016	320,320	-	-	320,320	-	-	320,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	346	6,920	6,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,920)	-	-	(6,920)	-	-	(6,920)
Balance at June 30, 2025	75,477	$1,502,630	1,000	$100	$1,502,730	346	$6,920	$1,509,650

Balance at January 1, 2026	76,990	$1,521,980	1,000	$100	$1,522,080	922	$18,440	$1,540,520
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10	200	-	-	200	-	-	200
Shares issued to noncontrolling interests for management services	-	-	-	-	-	582	11,640	11,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,640)	-	-	(11,640)	-	-	(11,640)
Balance at June 30, 2026	77,000	$1,510,540	1,000	$100	$1,510,640	1,504	$30,080	$1,540,720

Series 431
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	14,950	$297,030	1,000	$100	$297,130	99	$1,980	$299,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,346	2,346
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,346)	-	-	(2,346)	-	-	(2,346)
Balance at June 30, 2025	14,950	$294,684	1,000	$100	$294,784	213	$4,326	$299,110

Balance at January 1, 2026	14,950	$292,295	1,000	$100	$292,395	327	$6,725	$299,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,385	2,385
Shares exchanged	4	80	-	-	80	(4)	(80)	-
Net income/(loss)	-	(2,385)	-	-	(2,385)	-	-	(2,385)
Balance at June 30, 2026	14,954	$289,989	1,000	$100	$290,089	437	$9,031	$299,120

F-31

Series 432
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	84,050	$1,672,470	1,000	$100	$1,672,570	427	$8,540	$1,681,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	636	12,720	12,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,720)	-	-	(12,720)	-	-	(12,720)
Balance at June 30, 2025	84,050	$1,659,750	1,000	$100	$1,659,850	1,063	$21,260	$1,681,110

Balance at January 1, 2026	84,050	$1,647,040	1,000	$100	$1,647,140	1,699	$33,980	$1,681,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	642	13,055	13,055
Shares exchanged	9	180	-	-	180	(9)	(180)	-
Net income/(loss)	-	(13,055)	-	-	(13,055)	-	-	(13,055)
Balance at June 30, 2026	84,059	$1,634,165	1,000	$100	$1,634,265	2,332	$46,855	$1,681,120

Series 436
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	19,950	$396,050	1,000	$100	$396,150	148	$2,960	$399,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	19,950	$393,050	1,000	$100	$393,150	298	$5,960	$399,110

Balance at January 1, 2026	19,950	$390,060	1,000	$100	$390,160	448	$8,960	$399,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	6	120	-	-	120	(6)	(120)	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2026	19,956	$387,180	1,000	$100	$387,280	592	$11,840	$399,120

F-32

Series 447
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	11,925	$238,510	1,000	$100	$238,610	-	$-	$238,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,125	22,500	-	-	22,500	-	-	22,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	50	1,000	1,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,000)	-	-	(1,000)	-	-	(1,000)
Balance at June 30, 2025	13,050	$260,010	1,000	$100	$260,110	50	$1,000	$261,110

Balance at January 1, 2026	13,050	$257,995	1,000	$100	$258,095	146	$3,025	$261,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	96	2,121	2,121
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,121)	-	-	(2,121)	-	-	(2,121)
Balance at June 30, 2026	13,050	$255,874	1,000	$100	$255,974	242	$5,146	$261,120

Series 462
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	21,500	430,000	-	-	430,000	-	-	430,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	36	720	720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(720)	-	-	(720)	-	-	(720)
Balance at June 30, 2025	21,500	$429,280	1,000	$100	$429,380	36	$720	$430,100

Balance at January 1, 2026	22,485	$445,630	1,000	$100	$445,730	204	$4,080	$449,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15	300	-	-	300	-	-	300
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2026	22,500	$442,570	1,000	$100	$442,670	372	$7,440	$450,110

F-33

Series 464
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	110,711	2,214,220	-	-	2,214,220	-	-	2,214,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	445	8,900	8,900
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,900)	-	-	(8,900)	-	-	(8,900)
Balance at June 30, 2025	110,711	$2,205,320	1,000	$100	$2,205,420	445	$8,900	$2,214,320

Balance at January 1, 2026	113,675	$2,247,570	1,000	$100	$2,247,670	1,297	$25,940	$2,273,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	125	2,500	-	-	2,500	-	-	2,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	864	17,280	17,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(17,280)	-	-	(17,280)	-	-	(17,280)
Balance at June 30, 2026	113,800	$2,232,790	1,000	$100	$2,232,890	2,161	$43,220	$2,276,110

Series 466
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	26,228	524,560	-	-	524,560	-	-	524,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	26,228	$524,560	1,000	$100	$524,660	-	$-	$524,660

Balance at January 1, 2026	27,743	$551,670	1,000	$100	$551,770	160	$3,200	$554,970
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	7	140	-	-	140	-	-	140
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2026	27,750	$547,610	1,000	$100	$547,710	370	$7,400	$555,110

F-34

Series 468
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	55,241	$1,101,950	1,000	$100	$1,102,050	144	$2,880	$1,104,930
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	304	11,760	-	-	11,760	-	-	11,760
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,520	8,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,520)	-	-	(8,520)	-	-	(8,520)
Balance at June 30, 2026	55,545	$1,105,190	1,000	$100	$1,105,290	570	$11,400	$1,116,690

Series 471
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	64,388	1,287,760	-	-	1,287,760	-	-	1,287,760
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2025	64,388	$1,284,400	1,000	$100	$1,284,500	168	$3,360	$1,287,860

Balance at January 1, 2026	66,869	$1,323,950	1,000	$100	$1,324,050	672	$13,440	$1,337,490
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	252	5,540	-	-	5,540	-	-	5,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	504	10,080	10,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(10,080)	-	-	(10,080)	-	-	(10,080)
Balance at June 30, 2026	67,121	$1,319,410	1,000	$100	$1,319,510	1,176	$23,520	$1,343,030

F-35

Series 474
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	22,200	444,000	-	-	444,000	-	-	444,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	62	1,240	1,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,240)	-	-	(1,240)	-	-	(1,240)
Balance at June 30, 2025	22,200	$442,760	1,000	$100	$442,860	62	$1,240	$444,100

Balance at January 1, 2026	22,200	$439,410	1,000	$100	$439,510	230	$4,600	$444,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,577	3,577
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,577)	-	-	(3,577)	-	-	(3,577)
Balance at June 30, 2026	22,200	$435,833	1,000	$100	$435,933	398	$8,177	$444,110

Series 482
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	4,489	89,780	-	-	89,780	-	-	89,780
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	4,489	$89,780	1,000	$100	$89,880	-	$-	$89,880

Balance at January 1, 2026	21,115	$422,310	1,000	$100	$422,410	-	$-	$422,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,085	21,700	-	-	21,700	-	-	21,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2026	22,200	$440,650	1,000	$100	$440,750	168	$3,360	$444,110

F-36

Series 484
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	50,173	1,003,460	-	-	1,003,460	-	-	1,003,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	50,173	$1,003,460	1,000	$100	$1,003,560	-	$-	$1,003,560

Balance at January 1, 2026	58,315	$1,159,890	1,000	$100	$1,159,990	321	$6,420	$1,166,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	320	6,400	-	-	6,400	-	-	6,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	444	8,880	8,880
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,880)	-	-	(8,880)	-	-	(8,880)
Balance at June 30, 2026	58,635	$1,157,410	1,000	$100	$1,157,510	765	$15,300	$1,172,810

Series 487
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	6,520	130,400	-	-	130,400	-	-	130,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	6,520	$130,400	1,000	$100	$130,500	-	$-	$130,500

Balance at January 1, 2026	10,142	$201,970	1,000	$100	$202,070	44	$880	$202,950
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	308	6,160	-	-	6,160	-	-	6,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	78	1,600	1,600
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,600)	-	-	(1,600)	-	-	(1,600)
Balance at June 30, 2026	10,450	$206,530	1,000	$100	$206,630	122	$2,480	$209,110

F-37

Series 490
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	25,550	$510,570	1,000	$100	$510,670	22	$440	$511,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	250	5,000	-	-	5,000	-	-	5,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	3,840	3,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,840)	-	-	(3,840)	-	-	(3,840)
Balance at June 30, 2026	25,800	$511,730	1,000	$100	$511,830	214	$4,280	$516,110

Series 492
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	5,985	$119,710	1,000	$100	$119,810	-	$-	$119,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	11,377	227,540	-	-	227,540	-	-	227,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	17,362	$347,250	1,000	$100	$347,350	-	$-	$347,350

F-38

Series 493
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	24,749	$492,110	1,000	$100	$492,210	144	$2,880	$495,090
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	51	1,020	-	-	1,020	-	-	1,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2026	24,800	$489,410	1,000	$100	$489,510	330	$6,600	$496,110

Series 494
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2026	53,030	$1,060,600	1,000	$100	$1,060,700	-	$-	$1,060,700
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,582	591,640	-	-	591,640	-	-	591,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	82,612	$1,652,240	1,000	$100	$1,652,340	-	$-	$1,652,340

F-39

Series 511
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	7,479	149,580	-	-	149,580	-	-	149,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	7,479	$149,580	1,000	$100	$149,680	-	$-	$149,680

Series 518
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	21,249	424,980	-	-	424,980	-	-	424,980
Shares issued to noncontrolling interests for management services	-	-	-	-	-	105	2,100	2,100
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,100)	-	-	(12,100)	-	-	(12,100)
Balance at June 30, 2026	21,249	$422,880	1,000	$100	$422,980	105	$2,100	$425,080

F-40

Series 519
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,773	335,460	-	-	335,460	-	-	335,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	47	940	940
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(940)	-	-	(940)	-	-	(940)
Balance at June 30, 2026	16,773	$334,520	1,000	$100	$334,620	47	$940	$335,560

Series 526
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	72,208	1,444,160	-	-	1,444,160	-	-	1,444,160
Shares issued to noncontrolling interests for management services	-	-	-	-	-	164	3,280	3,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,280)	-	-	(3,280)	-	-	(3,280)
Balance at June 30, 2026	72,208	$1,440,880	-	$-	$1,440,880	164	$3,280	$1,444,160

F-41

Series 529
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	12,340	246,800	-	-	246,800	-	-	246,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	6	120	120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(120)	-	-	(120)	-	-	(120)
Balance at June 30, 2026	12,340	$246,680	-	$-	$246,680	6	$120	$246,800

Series 531
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	25,695	513,900	-	-	513,900	-	-	513,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	50	1,000	1,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,000)	-	-	(1,000)	-	-	(1,000)
Balance at June 30, 2026	25,695	$512,900	-	$-	$512,900	50	$1,000	$513,900

F-42

Series 532
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 535
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-43

Series 538
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 539
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	7,200	144,000	-	-	144,000	-	-	144,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	2	40	40
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(40)	-	-	(40)	-	-	(40)
Balance at June 30, 2026	7,200	$143,960	-	$-	$143,960	2	$40	$144,000

F-44

Series 540
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 542
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-45

Series 543
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 544
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-46

Series 545
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

Series 546
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2026	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	-	$-	-	$-	$-	-	$-	$-

F-47

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Balance at January 1, 2025	1,470,613	$29,192,297	25,000	$2,500	$29,194,797	10,974	$220,283	$29,415,080
Class B shares issued upon entity formation	-	-	11,000	1,100	1,100	-	-	1,100
Share subscriptions settled - Net	454,190	9,083,800	-	-	9,083,800	-	-	9,083,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	12,318	247,042	247,042
Shares exchanged	362	7,240	-	-	7,240	(362)	(7,240)	-
Net income/(loss)	-	(247,042)	-	-	(247,042)	-	-	(247,042)
Balance at June 30, 2025	1,925,165	$38,036,294	36,000	$3,600	$38,039,894	22,930	$460,086	$38,499,980

Balance at January 1, 2026	2,129,514	$41,826,909	39,000	$3,900	$41,830,809	36,678	$737,141	$42,567,950
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	206,630	4,138,780	-	-	4,138,780	-	-	4,138,780
Shares issued to noncontrolling interests for management services	-	-	-	-	-	16,196	327,243	327,243
Shares exchanged	4,126	82,520	-	-	82,520	(4,126)	(82,520)	-
Net income/(loss)	-	(337,243)	-	-	(337,243)	-	-	(337,243)
Balance at June 30, 2026	2,340,270	$45,720,966	39,000	$3,900	$45,724,866	48,748	$981,864	$46,706,730

F-48

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
Cash Flows from Operating Activities:
Net income/(loss)	$(26,280)	$(5,760)	$(6,000)	$(11,400)	$(7,811)	$(8,880)	$(29,880)	$(9,362)	$(15,665)	$(9,720)	$(12,112)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	26,280	5,760	6,000	11,400	7,811	8,880	29,880	9,362	15,665	9,720	12,112
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	130	130	130	130	120	120	120	243
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$120	$120	$120	$243

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-49

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
Cash Flows from Operating Activities:
Net income/(loss)	$(8,032)	$(6,562)	$(7,680)	$(7,920)	$(22,080)	$(20,520)	$(3,480)	$(11,640)	$(2,385)	$(13,055)	$(3,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	8,032	6,562	7,680	7,920	22,080	20,520	3,480	11,640	2,385	13,055	3,000
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	(200)	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	(200)	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	200	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	200	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	130	130	130	120	120	120	120	720	120	120	120
Cash and Cash Equivalents, end of period	$130	$130	$130	$120	$120	$120	$120	$720	$120	$120	$120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$200	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-50

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
Cash Flows from Operating Activities:
Net income/(loss)	$(2,121)	$(3,360)	$(17,280)	$(4,200)	$(8,520)	$(10,080)	$(3,577)	$(3,360)	$(8,880)	$(1,600)	$(3,840)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,121	3,360	17,280	4,200	8,520	10,080	3,577	3,360	8,880	1,600	3,840
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(300)	(2,500)	(140)	(9,860)	(5,540)	-	(21,700)	(6,400)	(6,160)	(5,000)
Net Cash Provided/(Used) in Operating Activities	-	(300)	(2,500)	(140)	(9,860)	(5,540)	-	(21,700)	(6,400)	(6,160)	(5,000)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	300	2,500	(19,900)	18,120	5,540	-	21,700	6,300	6,160	5,000
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	(1,900)	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	300	2,500	(19,900)	16,220	5,540	-	21,700	6,300	6,160	5,000

Net Change in Cash and Cash Equivalents	-	-	-	(20,040)	6,360	-	-	-	(100)	-	-
Cash and Cash Equivalents, beginning of period	120	770	610	20,150	5,598	110	110	110	710	7,790	110
Cash and Cash Equivalents, end of period	$120	$770	$610	$110	$11,958	$110	$110	$110	$610	$7,790	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$300	$2,500	$140	$11,760	$5,540	$-	$21,700	$6,400	$6,160	$5,000
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-51

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(3,720)	$-	$-	$(12,100)	$(940)	$(3,280)	$(120)	$(1,000)	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	3,720	-	-	2,100	940	3,280	120	1,000	-	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	(1,020)	-	42,000	20	5,540	9,840	8,200	2,100	-	-
Net Cash Provided/(Used) in Operating Activities	-	(1,020)	-	42,000	(9,980)	5,540	9,840	8,200	2,100	-	-

Cash Flows from Investing Activities:
Purchase of artwork	(14,740)	-	-	(423,000)	(425,000)	(341,000)	(1,483,060)	(255,000)	(516,000)	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	(14,740)	-	-	(423,000)	(425,000)	(341,000)	(1,483,060)	(255,000)	(516,000)	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	235,040	1,020	601,640	152,840	122,980	335,960	1,448,660	246,800	514,500	114,900	390,660
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	231,420	-	-	29,060	-	-	-	-
Repayment of non-interest bearing advance from affiliate	(212,800)	-	(593,640)	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	22,240	1,020	8,000	384,260	122,980	335,960	1,477,720	246,800	514,500	114,900	390,660

Net Change in Cash and Cash Equivalents	7,500	-	8,000	3,260	(312,000)	500	4,500	-	600	114,900	390,660
Cash and Cash Equivalents, beginning of period	110	330	12,900	100	302,100	100	-	-	-	-	-
Cash and Cash Equivalents, end of period	$7,610	$330	$20,900	$3,360	$100	$600	$4,500	$-	$600	$114,900	$390,660

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$227,540	$1,020	$591,640	$149,580	$424,980	$335,460	$1,444,160	$246,800	$513,900	$-	$-
Net payable to affiliate incurred for purchase of artwork	(14,740)	-	-	-	-	-	(29,060)	-	-	-	-

F-52

Consolidated Statement of Cash Flows

For the period from January 1, 2026 through June 30, 2026

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$(40)	$-	$-	$-	$-	$-	$-	$(337,243)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	40	-	-	-	-	-	-	327,243
Gain on sale of artwork	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	8,880
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	(1,120)

Cash Flows from Investing Activities:
Purchase of artwork	-	(144,000)	-	-	-	-	-	-	(3,601,800)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(144,000)	-	-	-	-	-	-	(3,601,800)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	131,400	144,000	80,780	39,420	275,000	28,120	65,065	800	4,975,506
Redemptions of shares	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	260,480
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	(808,340)
Net Cash Provided/(Used) in Financing Activities	131,400	144,000	80,780	39,420	275,000	28,120	65,065	800	4,427,646

Net Change in Cash and Cash Equivalents	131,400	-	80,780	39,420	275,000	28,120	65,065	800	824,726
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	355,292
Cash and Cash Equivalents, end of period	$131,400	$-	$80,780	$39,420	$275,000	$28,120	$65,065	$800	$1,190,018

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$144,000	$-	$-	$-	$-	$-	$-	$4,138,780
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	(43,800)

F-53

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369
Cash Flows from Operating Activities:
Net income/(loss)	$(25,800)	$(5,640)	$(6,000)	$(11,280)	$(4,840)	$(8,640)	$(29,400)	$(8,460)	$(14,735)	$(6,140)	$(11,220)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(122,500)	-	-	-	(83,820)	-	-	(122,000)	(39,360)	(129,000)	(10,265)
Net Cash Provided/(Used) in Operating Activities	(122,500)	-	-	-	(83,820)	-	-	(122,000)	(39,360)	(129,000)	(10,265)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	(240,500)	-	-	(50,000)	-	-	(1,499,000)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	(240,500)	-	-	(50,000)	-	-	(1,499,000)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	95,800	-	-	-	319,860	-	-	178,020	51,120	345,840	10,000
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	(18,540)	(20,960)	(253,700)	-
Net Cash Provided/(Used) in Financing Activities	95,800	-	-	-	319,860	-	-	159,480	30,160	92,140	10,000

Net Change in Cash and Cash Equivalents	(26,700)	-	-	-	(4,460)	-	-	(12,520)	(9,200)	(36,860)	(1,499,265)
Cash and Cash Equivalents, beginning of period	26,820	120	120	120	6,720	120	120	12,630	9,310	36,970	1,499,365
Cash and Cash Equivalents, end of period	$120	$120	$120	$120	$2,260	$120	$120	$110	$110	$110	$100

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$96,700	$(5,640)	$(6,000)	$(11,280)	$319,480	$(8,640)	$(29,400)	$182,080	$45,585	$376,560	$1,487,780
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	(240,500)	-	-	(50,000)	-	-	-

F-54

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 371	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436
Cash Flows from Operating Activities:
Net income/(loss)	$(7,440)	$(6,642)	$(7,440)	$(7,800)	$(21,720)	$(20,280)	$(3,360)	$(6,920)	$(2,346)	$(12,720)	$(3,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	7,440	6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(26,400)	-	(11,020)	-	-	-	-	(124,838)	-	-	-
Net Cash Provided/(Used) in Operating Activities	(26,400)	-	(11,020)	-	-	-	-	(124,838)	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	24,400	-	12,020	-	-	-	-	316,360	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	(195,482)	-	-	-
Net Cash Provided/(Used) in Financing Activities	24,400	-	12,020	-	-	-	-	120,878	-	-	-

Net Change in Cash and Cash Equivalents	(2,000)	-	1,000	-	-	-	-	(3,960)	-	-	-
Cash and Cash Equivalents, beginning of period	2,120	120	120	110	110	110	110	8,730	110	110	110
Cash and Cash Equivalents, end of period	$120	$120	$1,120	$110	$110	$110	$110	$4,770	$110	$110	$110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$18,960	$(6,642)	$3,580	$(7,800)	$(21,720)	$(20,280)	$(3,360)	$313,400	$(2,346)	$(12,720)	$(3,000)
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-55

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 447	Series 462	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490
Cash Flows from Operating Activities:
Net income/(loss)	$(1,000)	$(720)	$(8,900)	$-	$-	$(3,360)	$(1,240)	$-	$-	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	1,000	720	8,900	-	-	3,360	1,240	-	-	-	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	(22,500)	20,000	61,780	30,540	-	55,240	-	44,000	116,967	28,095	-
Net Cash Provided/(Used) in Operating Activities	(22,500)	20,000	61,780	30,540	-	55,240	-	44,000	116,967	28,095	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(450,000)	(2,276,000)	(555,000)	-	(1,343,000)	(444,000)	(444,000)	(1,178,000)	(158,495)	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(450,000)	(2,276,000)	(555,000)	-	(1,343,000)	(444,000)	(444,000)	(1,178,000)	(158,495)	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	22,500	430,760	2,217,020	544,600	889,208	1,288,960	444,100	96,360	1,021,760	142,440	174,260
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	310,220	57,573	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	22,500	430,760	2,217,020	544,600	889,208	1,288,960	444,100	406,580	1,079,333	142,440	174,260

Net Change in Cash and Cash Equivalents	-	760	2,800	20,140	889,208	1,200	100	6,580	18,300	12,040	174,260
Cash and Cash Equivalents, beginning of period	110	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$110	$760	$2,800	$20,140	$889,208	$1,200	$100	$6,580	$18,300	$12,040	$174,260

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$21,500	$429,280	$2,205,320	$524,560	$-	$1,284,400	$442,760	$89,780	$1,003,460	$130,400	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	50,505	-

F-56

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 492	Series 493	Series 494	Series 511	Series 518	Series 519	Series 526	Series 529	Series 531	Series 532	Series 535
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	-	-	-
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Subscriptions / Contributions received	100	467,120	100	-	-	-	-	-	-	-	-
Redemptions of shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	100	467,120	100	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	100	467,120	100	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$100	$467,120	$100	$-	$-	$-	$-	$-	$-	$-	$-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-

F-57

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 538	Series 539	Series 540	Series 542	Series 543	Series 544	Series 545	Series 546	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	$-	$-	$-	$-	$-	$-	$-	$(247,042)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	-	-	-	-	-	-	247,042
Gain on sale of artwork	-	-	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	(335,080)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	(335,080)

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	(8,637,995)
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	(8,637,995)

Cash Flows from Financing Activities:
Subscriptions / Contributions received	-	-	-	-	-	-	-	-	9,092,709
Redemptions of shares	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	367,793
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	(488,682)
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	8,971,820

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	(1,255)
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	1,604,385
Cash and Cash Equivalents, end of period	$-	$-	$-	$-	$-	$-	$-	$-	$1,603,129

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	$-	$-	$-	$-	$-	$-	$-	$8,836,758
Net payable to affiliate incurred for purchase of artwork	-	-	-	-	-	-	-	-	(239,995)

F-58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026 and 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 3, LLC (the “Company”) was formed on June 14, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-59

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-60

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the SPC Preferred shares held by Masterworks in the segregated portfolio of the applicable series. Where a series sells the Artwork of the series, those SPC Preferred shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange of SPC Preferred shares and excluded on that basis were 48,748.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-61

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-62

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-63

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 23, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 23, 2026:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 550	Painting by Andy Warhol	$427,000	21,350	9/18/2026
Series 552	Painting by Keith Haring	$1,388,000	69,400	9/18/2026

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer and Chief Financial Officer of the Company. Scott W. Lynn was appointed Chief Executive Officer and Chief Financial Officer effective the same date, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer.

F-64

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 3, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
2.2	Form of Second Amended and Restated Operating Agreement of Masterworks Vault 3, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.5	Art Purchase Agreement for Series 325 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.6	Art Purchase Agreement for Series 327 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.7	Art Purchase Agreement for Series 330 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.8	Art Purchase Agreement for Series 332 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.9	Art Purchase Agreement for Series 337 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.10	Art Purchase Agreement for Series 334 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.11	Art Purchase Agreement for Series 349 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.12	Art Purchase Agreement for Series 371 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.13	Art Purchase Agreement for Series 373 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.14	Art Purchase Agreement for Series 375 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.15	Art Purchase Agreement for Series 384 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.16	Art Purchase Agreement for Series 388 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.17	Art Purchase Agreement for Series 390 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.18	Art Purchase Agreement for Series 398 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.19	Art Purchase Agreement for Series 400 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.20	Art Purchase Agreement for Series 413 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.21	Art Purchase Agreement for Series 414 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.22	Art Purchase Agreement for Series 431 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.23	Art Purchase Agreement for Series 432 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.24	Art Purchase Agreement for Series 436 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.25	Art Purchase Agreement for Series 352 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.26	Art Purchase Agreement for Series 355 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.27	Art Purchase Agreement for Series 358 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.28	Art Purchase Agreement for Series 369 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.29	Art Purchase Agreement for Series 447 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.30	Art Purchase Agreement for Series 462 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.31	Art Purchase Agreement for Series 466 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.32	Art Purchase Agreement for Series 464 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.33	Art Purchase Agreement for Series 471 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.34	Art Purchase Agreement for Series 474 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.35	Art Purchase Agreement for Series 484 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.36	Art Purchase Agreement for Series 468 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.37	Art Purchase Agreement for Series 482 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.38	Art Purchase Agreement for Series 487 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.39	Art Purchase Agreement for Series 490 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.40	Art Purchase Agreement for Series 492 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.41	Art Purchase Agreement for Series 493 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.42	Art Purchase Agreement for Series 494 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.43	Art Purchase Agreement for Series 511 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.44	Art Purchase Agreement for Series 518 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.45	Art Purchase Agreement for Series 519 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.46	Art Purchase Agreement for Series 526 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.47	Art Purchase Agreement for Series 529 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.48	Art Purchase Agreement for Series 531 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.49	Art Purchase Agreement for Series 532 (incorporated by reference to the copy thereof submitted as Exhibit 6.49 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.50	Art Purchase Agreement for Series 535 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.51	Art Purchase Agreement for Series 538 (incorporated by reference to the copy thereof submitted as Exhibit 6.51 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.52	Art Purchase Agreement for Series 539 (incorporated by reference to the copy thereof submitted as Exhibit 6.52 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.53	Art Purchase Agreement for Series 540 (incorporated by reference to the copy thereof submitted as Exhibit 6.53 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.54	Art Purchase Agreement for Series 542 (incorporated by reference to the copy thereof submitted as Exhibit 6.54 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.55	Art Purchase Agreement for Series 543 (incorporated by reference to the copy thereof submitted as Exhibit 6.55 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.56	Art Purchase Agreement for Series 544 (incorporated by reference to the copy thereof submitted as Exhibit 6.56 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.57	Art Purchase Agreement for Series 545 (incorporated by reference to the copy thereof submitted as Exhibit 6.57 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.58	Art Purchase Agreement for Series 546 (incorporated by reference to the copy thereof submitted as Exhibit 6.58 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*
6.60	Art Purchase Agreement for Series 552 (incorporated by reference to the copy thereof submitted as Exhibit 6.60 to the Company’s Post-Qualification Amendment No. 29 to Form 1-A filed on August 7, 2026).*

6

6.23	Art Purchase Agreement for Series 432 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on March 6, 2024).*
6.24	Art Purchase Agreement for Series 436 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on March 18, 2024).*
6.25	Art Purchase Agreement for Series 352 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on April 22, 2024).*
6.26	Art Purchase Agreement for Series 355 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on May 28, 2024).*
6.27	Art Purchase Agreement for Series 358 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on May 28, 2024).*
6.28	Art Purchase Agreement for Series 369 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on July 10, 2024).*
6.29	Art Purchase Agreement for Series 447 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on September 3, 2024).*
6.30	Art Purchase Agreement for Series 462 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on December 26, 2024).*
6.31	Art Purchase Agreement for Series 466 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on December 26, 2024).*
6.32	Art Purchase Agreement for Series 464 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on January 17, 2025).*
6.33	Art Purchase Agreement for Series 471 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on February 13, 2025).*
6.34	Art Purchase Agreement for Series 474 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on February 28, 2025).*
6.35	Art Purchase Agreement for Series 484 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 20, 2025).*
6.36	Art Purchase Agreement for Series 468 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.37	Art Purchase Agreement for Series 482 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.38	Art Purchase Agreement for Series 487 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.39	Art Purchase Agreement for Series 490 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 2, 2025).*
6.40	Art Purchase Agreement for Series 492 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 2, 2025).*
6.41	Art Purchase Agreement for Series 493 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on May 20, 2025).*
6.42	Art Purchase Agreement for Series 494 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on May 20, 2025).*
6.43	Consignment Agreement for Series 373 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on December 15, 2023).*
6.44	Consignment Agreement for Series 375 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 6, 2024).*

* Filed Previously

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 3, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 23, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 23, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 23, 2026
Joshua B. Goldstein

8